
June 23, 2011

Via E-mail
Yahia Gawad
Chief Executive Officer
CardioGenics Holdings, Inc.
6295 Northam Drive
Unit 8
Mississauga, Ontario L4V 1WB

> **Re:    CardioGenics Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed January 31, 2011**
> **File No. 000-28761**

Dear Mr. Gawad:

    We have reviewed your filing and have the following comments.  Please note that we have limited our review to only your financial statements and related disclosures.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 7.  Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 25

1. Tell us your consideration of providing enhanced disclosures to describe in greater detail your plan of operations. In this respect, you should quantify the anticipated costs and amount of additional capital that will be needed, if any, in order to fund the company's projected operations for a minimum period of 12 months. You should also disclose the minimum period of time that you will be able to conduct planned operations using

currently-available capital resources.  We refer you to Instruction 5 to Item 303(A) of Regulation S-K.

Item 9A.  Controls and Procedures, page 29

2.  We note that your management has evaluated the effectiveness of your disclosure controls and procedures using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. Revise your disclosures to include a statement identifying the framework used by management to evaluate the effectiveness of your internal controls over financial reporting.  We refer you Item 308 of Regulation S-K.

Consolidated Financial Statements

Note 18.  Commitments and Contingent Liabilities, page F-30

3.  Clarify how your accounting policy for contingencies complies with the guidance in ASC 450-20-25.  Explain the nature of the accrued legal fees disclosed on page F-24. Tell us how your disclosures comply with the requirements in ASC 450-20-50.  In this respect, when there is at least a reasonable possibility that a loss or an additional loss has been incurred you should give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Exhibit 31.1 and 31.2

4.  We note that the identification of the certifying individual at the beginning of the Section 302 certification required by Item 601(b)(31) of Regulation S-K also includes the title of the certifying individual.  In future filings, including quarterly reports, please revise the identification of the certifying individual at the beginning of the certification to remove the individual's title.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters.  Please contact me with any other questions at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief